Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

LabCorp Commences Cash Tender Offer

for All Outstanding Shares of Orchid Cellmark Inc.

BURLINGTON, N.C. April 19, 2011—Laboratory Corporation of America® Holdings (NYSE: LH) today announced the commencement of its cash tender offer for all outstanding shares of the common stock of Orchid Cellmark Inc. (NASDAQ: ORCH) for $2.80 per share. The tender offer is being made by OCM Acquisition Corp. a wholly owned subsidiary of LabCorp, pursuant to an Offer to Purchase, dated April 19, 2011. LabCorp and Orchid Cellmark previously announced that they entered into an Agreement and Plan of Merger, dated as of April 5, 2011, for LabCorp to acquire Orchid Cellmark.

The Board of Directors of Orchid Cellmark has determined that the agreement and plan of merger, the offer and the merger are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Orchid Cellmark stockholders accept the offer and tender their shares in the offer.

The tender offer and any withdrawal rights are scheduled to expire at 5:00 p.m., New York City Time, on Tuesday, May 17, 2011, unless the tender offer is extended.

Following the successful completion of the tender offer, LabCorp expects to merge OCM Acquisition Corp. into Orchid Cellmark, resulting in any shares not purchased in the tender offer being converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition by OCM Acquisition Corp. of a majority of Orchid Cellmark’s fully diluted shares in the tender offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the second quarter of 2011.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, letter of transmittal and other related materials filed with the Securities and Exchange Commission (“SEC”) on April 19, 2011 as exhibits to a tender offer statement on Schedule TO filed by LabCorp and OCM Acquisition Corp. In addition, on April 19, 2011, Orchid Cellmark filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC related to the tender offer.

Important Additional Information Has Been Filed with the SEC

The tender offer described in this press release has commenced, but this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Orchid Cellmark Inc.’s common stock. The tender offer is being made pursuant to a tender offer statement and related materials (including the Offer to Purchase and the letter of transmittal) . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO and related materials, including the Offer to Purchase and letter of transmittal, have been filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. with the SEC and mailed to Orchid Cellmark stockholders. The solicitation/recommendation statement on Schedule 14D-9 has been filed by Orchid Cellmark Inc. with the SEC and mailed to Orchid Cellmark stockholders. Investors and security holders may obtain a copy of these statements at no cost and other documents filed by Laboratory Corporation of America Holdings and OCM Acquisition Corp. or Orchid Cellmark Inc. with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained at no cost by directing such requests to Morrow & Co. LLC, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-877-827-0538 for shareholders and all others. BofA Merrill Lynch is acting as Dealer Manager for the tender offer and can be reached at 1-888-803-9655.

About LabCorp®

Laboratory Corporation of America® Holdings, an S&P 500 company, is a pioneer in commercializing new diagnostic technologies and the first in its industry to embrace genomic testing. With annual revenues of $5.0 billion in 2010, over 31,000 employees worldwide, and more than 220,000 clients, LabCorp offers a broad test menu ranging from routine blood analyses to reproductive genetics to DNA sequencing. LabCorp furthers its scientific expertise and innovative clinical testing technology with its Centers of Excellence: The Center for Molecular Biology and Pathology, National Genetics Institute, ViroMed Laboratories, Inc., The Center for Esoteric Testing, Litholink Corporation, Genzyme GeneticsSM*, DIANON Systems, Inc., US LABS, Monogram Biosciences, Inc., and Esoterix and its Colorado Coagulation, Endocrine Sciences, and Cytometry Associates laboratories. LabCorp conducts clinical trials testing through its Esoterix Clinical Trials Services division. LabCorp clients include physicians, government agencies, managed care organizations, hospitals, clinical labs, and pharmaceutical companies. To learn more about our organization, visit our Web site at: www.labcorp.com.

Investors are cautioned that statements in this press release that are not strictly historical statements, including, without limitation, statements relating to the expected timing and closing of the transaction, constitute forward-looking statements. These statements are based on current expectations, forecasts and assumptions of LabCorp that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the merger, uncertainties as to how many Orchid Cellmark stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Orchid Cellmark into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Orchid Cellmark’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings, and Orchid Cellmark’s Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent SEC filings.

Contact:

Laboratory Corporation of America® Holdings

Investor/Media Contact:

Stephen Anderson, 336-436-5274

Company Information: www.labcorp.com

*	Genzyme Genetics and its logo are trademarks of Genzyme Corporation and used by Esoterix Genetic Laboratories, LLC, a wholly-owned subsidiary of LabCorp, under license. Esoterix Genetic Laboratories and LabCorp are operated independently from Genzyme Corporation.